
October 17, 2011

Via E-mail
Amy Doberman, Esq.
General Counsel
ProShares Trust II
c/o ProShares Capital Management LLC
7501 Wisconsin Avenue, Suite 1000
Bethesda, MD 20814

      Re: ProShares Trust II
             Registration Statement on Form S-1
             Filed September 16, 2011
             File No. 333-176878

Dear Ms. Doberman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement

1.   We note that you have included in this registration statement eleven separate series. The cover page of each prospectus included in the registration statement states that the Trust may from time to time offer to sell common units of beneficial interest of other series of the Trust identified in the future by supplement. Please tell us why you believe it would be appropriate to include additional series in future supplements to the prospectus.

Prospectus for ProShares Ultra DJ-UBS Commodity et al.

General

2.   We refer to your statements on the prospectus cover page and on page 17 that you are not an investment company subject to the Investment Company Act of 1940. We note, however, that you may invest in forward contracts and swap agreements. If you

are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Prospectus Cover Page

3.   Please clearly identify the benchmark for each Fund on the cover page. In addition, please clarify that most Funds will not invest in the benchmark's underlying assets, but will attempt to match benchmark returns through investments in certain financial instruments.

Risk Factors, page 4

Due to the compounding of daily returns . . . ., page 4

4.   Please revise this risk factor to provide an example that illustrates losses in addition to or in lieu of gains and present the example with losses first. Please also include a total return example that is for a period of longer than 5 days.

5.   We refer to your disclosure on page 8 that states that "the table shows, with a benchmark volatility of 40%, such a fund would return 3.1%, again absent the effects of compounding." Given that the point of the table is to show estimated fund returns over a one-year period, please explain to us why you have removed the effects of compounding from the table.

Description of the Dow Jones–UBS Commodity Index and Subindexes, page 22

6.   Please provide the current percentage make-up of the composite commodities of the Dow Jones–UBS Commodity Index.

7.   We refer to your description of the Dow Jones–UBS Natural Gas Subindex on page 23. Please revise your disclosure to expand your description of this Subindex, including how the roll feature works and the impact that contango and backwardization may have on its performance. Please provide quantitative disclosure that illustrates how the Subindex may differ from the spot price of natural gas. Please also consider revising your risk factor, "The Commodity Index Funds are linked to indexes comprised of commodity futures contracts, and are not directly linked to the spot prices . . . ." on page 13 accordingly.

Investment Objectives and Principal Investment Strategies, page 27

8.   Please tell us the percentage of each Fund's assets that will be held in Financial Instruments and the percentage in each type of Financial Instrument.

9.   With respect to the Natural Gas Funds, please discuss in greater detail how you intend to roll futures contracts and how position limits may affect the Natural Gas Funds.

Charges, page 42

10.   To the extent that you anticipate rebalancing costs and such costs are not reflected in the Breakeven Table, please revise the narrative or provide footnote disclosure, as appropriate, to reflect these costs.

Material U.S. Federal Income Tax Considerations, page 53

11.   We note that your shareholders will receive a Schedule K-1 that reports their allocable portion of tax items. Please consider explaining this on the cover page of the prospectus. Please also include risk factor disclosure in the summary of the prospectus and in the risk factor section on issues investors may face because of this tax treatment. In particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

Incorporation by Reference of Certain Documents, page 96

12.   We refer to the last bullet point on page 97 that forward incorporates all reports filed pursuant to Section 13(a) of 15(d) of the Exchange Act since December 31, 2010 and prior to the effectiveness of this registration statement. Form S-1 does not provide for forward incorporation by reference of Exchange Act reports. If you wish to incorporate by reference an Exchange Act report filed after your initial filing date but prior to effectiveness, you must file a pre-effective amendment and include a specific reference to such report. Refer to Securities Act Forms Compliance and Disclosure Interpretation 113.05

Prospectus for ProShares Ultra VIX Short-Term Futures ETF et al.

General

13.   Please conform the VIX Funds prospectus to all applicable comments above related to the prospectus for ProShares Ultra DJ-UBS Commodity et al.

Prospectus Cover Page

14.   Please clearly identify the benchmark associated with each Fund and clarify that it is the intent for the Matching Funds to track the benchmark.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 if you have questions regarding these comments or on any related matters.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Kenneth C. Fang, Esq.